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@johnsfinancetips

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Did you know that you can invest just like the rich by making your money make you more

money What….

(repeats to self) Make me more money?….make me more money?…make me more money?…

What you need to do is lend out your money and charge interest for it

Ok…but isn't step 1 of that having to be rich

Not when you're working with my partners at the Fundrise's Income Fund. They have a team of experts that are sourcing deals around the country that require credit above and beyond what banks' are willing and able to lend to them.



Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
with the underlying asset as collateral

The Fundrise Income Fund then lends into the "gap" at a preferred rate of return with the underlying asset as collateral. And for you and I to get started all we need to do is tap the link in my bio or head to Fundrise.com or comment down below Fundrise 24 and I'll send you a link.

How to invest like the rich? Private Credit.

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There are risks associated with investing in securities. Investing in stocks, bonds, exchange traded funds, mutual funds, and money market funds involve risk of loss. Loss of principal is possible. Some high risk investments may use leverage which will accentuate gains & losses. Foreign investing involves special risks, including a greater volatility and political, economic and currency risks and differences in accounting methods. A security's or a firm's past investment performance is not a guarantee or predictor of future investment performance.

#fundrise #incomefund #investing #privatecredit

Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing

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Did you know that you can invest just like the rich by making your money make you more

money What….

(repeats to self) Make me more money?….make me more money?…make me more money?…

What you need to do is lend out your money and charge interest for it

Ok…but isn't step 1 of that having to be rich

Not when you're working with my partners at the Fundrise's Income Fund. They have a team of
experts that are sourcing deals around the country that require credit above and beyond what

banks' are willing and able to lend to them.


Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
then lends into the gap at a preferred rate of return

The Fundrise Income Fund then lends into the "gap" at a preferred rate of return with the underlying asset as collateral. And for you and I to get started all we need to do is tap the link in my bio or head to Fundrise.com or comment down below Fundrise 24 and I'll send you a link.

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what you need to do is lend out your money
@johnsfinancetips
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How to invest like the rich? Private Credit. #fundrise #incomefund #investing #privatecredit

Did you know that you can invest just like the rich by making your money make you more money What….

(repeats to self) Make me more money?….make me more money?…make me more money?…

What you need to do is lend out your money and charge interest for it

Ok…but isn't step 1 of that having to be rich

Not when you’re working with my partners at the Fundrise’s Income Fund. They have a team of experts that are sourcing deals around the country that require credit above and beyond what banks’ are willing and able to lend to them.


Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing. #incomefundmarketing
The Fundraise Income Fund
@johnsfinancetips
Subscribe
How to invest like the rich? Private Credit. #fundrise #incomefund #investing #privatecredit

The Fundrise Income Fund then lends into the “gap” at a preferred rate of return with the underlying asset as collateral. And for you and I to get started all we need to do is tap the link in my bio or head to Fundrise.com or comment down below Fundrise 24 and I’ll send you a link.

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Carefully consider the investment objectives, risks, charges and expenses of The Fundrise Income Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/income. Read them carefully before investing.

#incomefundmarketing